May 28, 2009

Via EDGAR

Mr. Mark Webb

Legal Branch Chief

Securities and Exchange Commission

Washington, DC 20549

Re:	First Data Corporation

Form 10-K for the Fiscal Year Ended December 31, 2008

Filed March 25, 2009

File No. 001-11073

Dear Mr. Webb:

On behalf of First Data Corporation (the “Company”), I am writing in response to your letter of May 13, 2009 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 (the “10-K”). For your convenience, set forth below is the comment contained in the Comment Letter along with the response of the Company.

COMMENT: We note that the schedules and exhibits have been omitted from your credit agreement filed as Exhibit 10.1 to the Form 10-K. Please amend the Form 10-K to file your credit agreement in its entirety.

RESPONSE: The Company will file an amendment to its Form 10-K to include the credit agreement with the schedules and exhibits as Exhibit 10.1.

In addition, the Company acknowledges as follows:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

** * * *

If you have any questions regarding the foregoing, please contact the undersigned at (303) 967-7579.

Very truly yours,

/s/ Gregg W. Sonnen
Gregg W. Sonnen
Chief Accounting Officer
First Data Corporation